

February 1, 2011

Robert Aquilina
Chairman and Chief Executive Officer
MedQuist Holdings, Inc.
9009 Carothers Parkway
Franklin, TN 37067

> **Re: MedQuist Holdings Inc. (formerly CBay Systems Holdings Limited)**
> **Amendment No. 2 to Registration Statement on Form S-4**
> **Filed on January 28, 2011**
> **File No. 333-170003**

Dear Mr. Aquilina:

We have reviewed your amended registration statement and response letter and have the following comments.

Conditions of the Exchange Offer, page 139

1. Disclosure throughout the prospectus suggests that the consummation of the proposed U.S. initial public offering <u>and</u> the listing of the shares of common stock on the NASDAQ Global Market are both conditions to the consummation of the exchange offer. The NASDAQ Global Market listing condition, however, does not appear in the conditions cited under this heading. Please revise to explicitly disclose this condition.

2. We note your statement that you will determine in your sole discretion, all questions as to the validity, form, eligibility, including time of receipt, and acceptance and withdrawal of tendered shares of MedQuist Inc. common stock and that your determination will be "final and binding." Please delete this language, or disclose that disputes regarding such determination may be determined by a court of competent jurisdiction.

Withdrawal of tenders, page 144

3. Please revise to disclose the back-end withdrawal rights specified in Section 14(d)(5) of the Exchange Act.

Compliance with Securities Laws, page 145

4. We note your statements regarding the jurisdictions in which you are making the offer and that offers will not be made to, nor will tenders be accepted from the holders of shares of MedQuist Inc. common stock residing in jurisdictions in which you deem the offer would not be in compliance with applicable law. Please be advised that the all-

holders provision in Rule 14d-10(a)(1) applies equally to U.S. as well as non-U.S. target holders. Refer to the interpretive guidance in section II.G.1. of SEC Release 33-8957. Please clarify, if true, that you are referring to a U.S. jurisdiction and not a non-U.S. jurisdiction in your disclosure given that we view Exchange Act Rule 14d-10(b)(2) as permitting the exclusion of only those holders residing in a U.S. state where the issuer is prohibited from making the tender offer pursuant to applicable law.

Closing Comments

As appropriate, please amend your filing in response to these comments. Please electronically submit a cover letter with your amendment that keys your responses to our comments. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all material information to investors. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

You may contact Maryse Mills-Apenteng, Special Counsel, at (202) 551-3457 or the undersigned at (202) 551-3757 with any questions or concerns.

Sincerely,

Mellissa Campbell Duru
Special Counsel
Office of Mergers & Acquisitions

cc: Via Facsimile: (212) 455-2502
        D. Rhett Brandon, Esq.
        Simpson Thacher & Bartlett LLP